UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE OF 1934
                               (AMENDMENT NO. 1)*




                                 Cascade Bancorp
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    147154108
            ---------------------------------------------------------
                                 (CUSIP Number)

                              Mark J. Menting, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                               New York, NY 10004
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 25, 2006
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                    ---------------------------------
CUSIP NO.   147154108                          PAGE 2 OF 8 PAGES
---------------------------                    ---------------------------------

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    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           David F. Bolger
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           OO
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)
                                                                            [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida, USA
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                         7      SOLE VOTING POWER

  NUMBER OF                     4,638,143
   SHARES             ----------------------------------------------------------
BENEFICIALLY              8     SHARED VOTING POWER
OWNED BY EACH
  REPORTING                     153,857
 PERSON WITH          ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                4,638,143
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                153,857
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,792,000
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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                               [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
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

                                  SCHEDULE 13D

---------------------------                    ---------------------------------
CUSIP NO.   147154108                          PAGE 3 OF 8 PAGES
---------------------------                    ---------------------------------

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    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Two-Forty Associates, a Pennsylvania Limited Partnership
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           OO
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania, USA
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     0
   SHARES             ----------------------------------------------------------
BENEFICIALLY              8     SHARED VOTING POWER
OWNED BY EACH
  REPORTING                     153,857
 PERSON WITH          ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                153,857
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           153,857
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                               [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to Statement on Schedule 13D (the "Amendment No. 1") amends the Statement on Schedule 13D originally filed on April 27, 2006 (the "Initial
Schedule 13D"), and relates to the common stock, no par value (the "Common Stock") of Cascade Bancorp, an Oregon corporation and a registered financial holding company (the "Company"). The address of the principal executive offices of the Company is 1100 NW Wall Street, P.O. Box 369, Bend, Oregon 97709.

Except as specifically amended by this Amendment No. 1, the Initial Schedule 13D, as amended by this Amendment No. 1, remains in full force and effect. Capitalized terms used but not defined herein have the meaning assigned to them in the Initial Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following at the end of the final paragraph thereof:

Mr. Bolger previously reported in the Initial Schedule 13D that he intended to transfer approximately 500,000 shares of Common Stock in the form of outright gifts to various charities. Mr. Bolger subsequently transferred 499,000 shares of Common Stock as follows, in each case as an outright gift (together, the "Gifts"): (i) 333,333 shares were transferred to Northfield Mount Hermon School ("Northfield School") as of May 25, 2006 and (ii) 166,666 shares were transferred to West Bergen Mental Healthcare Foundation ("West Bergen Healthcare") as of August 1, 2006. After giving effect to the Gifts, Mr. Bolger beneficially owns 4,792,000 shares of Common Stock (4,638,143 shares that are owned directly as an individual and 153,857 shares that are owned through his status as the sole trustee of the general partner of Two-Forty L.P.).

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and restated as follows:

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Amendment No. 1 for investment purposes.

Except as set forth below, as of the date of this Amendment No. 1, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. The Reporting Persons may from time-to-time
(i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) See items 11 and 13 of the cover pages to this Amendment No. 1 for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. Based on information provided in the Company's Form 10-Q for the fiscal quarter ended June 30, 2006, as of June 30, 2006 there were 22,538,751 shares of Common Stock outstanding.

After giving effect to the Gifts, Mr. Bolger beneficially owns 4,792,000 shares of Common Stock, which represent approximately 21.3% of the outstanding shares of Common Stock. This total is comprised of 4,638,143 shares of Common Stock that Mr. Bolger owns directly as an individual and 153,857 shares of Common Stock that Mr. Bolger owns by virtue of his status of the sole trustee of The David F. Bolger Revocable Trust, which is the general partner of Two-Forty L.P.

Two-Forty L.P. beneficially owns 153,857 shares of Common Stock, which represent approximately 0.7% of the outstanding shares of Common Stock. Mr. Bolger beneficially owns these shares as the sole trustee of the entity that is the general partner of Two-Forty L.P.

(b) Mr. Bolger had the sole power to vote or to direct the vote or to dispose or direct the disposition of 4,638,143 shares of Common Stock. Mr. Bolger, as the sole trustee of The David F. Bolger Revocable Trust (the general partner of Two-Forty L.P.), has shared power to vote or to direct the vote or to dispose or direct the disposition of 153,857 shares of Common Stock. Two-Forty L.P. has shared power to vote or to direct the vote or to dispose or direct the disposition of 153,857 shares of Common Stock.

(c) As described in Item 3 above, Mr. Bolger transferred 499,000 shares of Common Stock as follows, in each case as an outright gift: (i) 333,333 shares were transferred to Northfield School and (ii) 166,666 shares were transferred to West Bergen Healthcare. The closing price of the Common Stock on May 25, 2006 was $28.59 and the closing price of the Common Stock on August 1, 2006 was $34.67.

(d) As the sole trustee of The David F. Bolger Revocable Trust (which is the general partner of Two-Forty L.P.), Mr. Bolger has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 153,857 shares of Common Stock that are held by Two-Forty L.P.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following at the end of the final paragraph thereof:

Each of Northfield School and West Bergen Healthcare entered into an investor representation letter with the Company and Mr. Bolger, pursuant to which Northfield School and West Bergen Healthcare made various representations, warranties and acknowledgements with respect to the shares of Common Stock that they received from Mr. Bolger. In addition, pursuant to the Shareholders Agreement, Northfield School entered into a letter agreement with the Company whereby Northfield School agreed not to sell more than one percent (1%) of the Company's total outstanding shares in any 90-day period without the Company's prior consent. Further, each of Northfield School and West Bergen Healthcare agreed with Mr. Bolger, among other things, not to sell their respective shares of Common Stock for a period of five years.

The documents, filings and exhibits are expressly incorporated herein by reference and the descriptions herein are qualified thereby.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.     Description
-----------     -----------

1. Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and Northfield Mount Hermon School.

2. Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and West Bergen Mental Healthcare Foundation.

3. Letter Agreement, dated as of May 25, 2006, between Cascade Bancorp and Northfield Mount Hermon School.

4. Agreement of Merger, dated as of December 27, 2005, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 1 to the Statement on Schedule 13D filed on April 27, 2006).

5. Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 2 to the Statement on Schedule 13D filed on April 27,
                2006).

6. Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and Two-Forty Associates, a Pennsylvania limited partnership (previously filed as Exhibit 3 to the Statement on Schedule 13D filed on April 27, 2006).

7. Shareholders Agreement, dated as of December 27, 2005, by and among Cascade Bancorp, David F. Bolger and each person listed on Schedule A thereto (previously filed as Exhibit 4 to the Statement on Schedule 13D filed on April 27, 2006).

8. Amendment No. 1 to Agreement of Merger, dated as of April 13, 2006, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 5 to the Statement on Schedule 13D filed on April 27,
                2006).

9. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Clarence Jones. (previously filed as Exhibit 6 to the Statement on Schedule 13D filed on April 27, 2006).

10. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Thomas M. Wells. (previously filed Exhibit 7 to the Statement on Schedule 13D filed on April 27, 2006).

11. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and John Lambert and Carol A. Lambert (previously filed as Exhibit 8 to the Statement on Schedule 13D filed on April 27, 2006).

12. Letter Agreement, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 9 to the Statement on Schedule 13D filed on April 27, 2006).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 7, 2006


                                    /s/ DAVID F. BOLGER
                                   -----------------------------------
                                    David F. Bolger


                                    TWO-FORTY ASSOCIATES,
                                    a Pennsylvania Limited Partnership

                                    By: The David F. Bolger Revocable Trust,
                                        its General Partner


                                    By: /s/ DAVID F. BOLGER
                                        -------------------------------
                                        David F. Bolger, its Trustee

                                INDEX OF EXHIBITS


Exhibit No.     Description
-----------     -----------

1. Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and Northfield Mount Hermon School.

2. Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and West Bergen Mental Healthcare Foundation.

3. Letter Agreement, dated as of May 25, 2006, between Cascade Bancorp and Northfield Mount Hermon School.

4. Agreement of Merger, dated as of December 27, 2005, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 1 to the Statement on Schedule 13D filed on April 27, 2006).

5. Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 2 to the Statement on Schedule 13D filed on April 27,
                2006).

6. Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and Two-Forty Associates, a Pennsylvania limited partnership (previously filed as Exhibit 3 to the Statement on Schedule 13D filed on April 27, 2006).

7. Shareholders Agreement, dated as of December 27, 2005, by and among Cascade Bancorp, David F. Bolger and each person listed on Schedule A thereto (previously filed as Exhibit 4 to the Statement on Schedule 13D filed on April 27, 2006).

8. Amendment No. 1 to Agreement of Merger, dated as of April 13, 2006, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 5 to the Statement on Schedule 13D filed on April 27,
                2006).

9. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Clarence Jones. (previously filed as Exhibit 6 to the Statement on Schedule 13D filed on April 27, 2006).

10. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Thomas M. Wells. (previously filed Exhibit 7 to the Statement on Schedule 13D filed on April 27, 2006).

11. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and John Lambert and Carol A. Lambert (previously filed as Exhibit 8 to the Statement on Schedule 13D filed on April 27, 2006).

12. Letter Agreement, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 9 to the Statement on Schedule 13D filed on April 27, 2006).